                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JUNE 2001



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                    Form 20-F   [x]             Form 40-F [ ]


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ]       No   [x]


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

                        WILLIS STOCK TO BEGIN TRADING ON
                           THE NEW YORK STOCK EXCHANGE
               Initial Public Offering Priced at $13.50 Per Share


London, U.K., June 12, 2001 - Willis Group Holdings Limited, (NYSE: WSH) the parent of the Willis Group, priced its initial public offering of 20,000,000 shares of common stock at $13.50 per share. The shares will commence trading today on the New York Stock Exchange under the trading symbol WSH. The company granted the underwriters an option to purchase up to 3,000,000 additional shares to cover over-allotments, if any.

Proceeds - before the company's out-of-pocket expenses - from the offering are expected to be approximately $270 million, and will be used to redeem preference shares of TA II Limited, one of Willis Group's subsidiaries, or repurchase senior subordinated notes of Willis North America, another of its subsidiaries, or both.

Salomon Smith Barney served as bookrunning manager for the offering; JPMorgan, Morgan Stanley & Co., Banc of America Securities LLC, Merrill Lynch & Co. and UBS Warburg were the co-managers.

Willis Group is one of three global insurance brokers providing specialized risk management, advisory, and other services to a broad range of corporate and institutional clients, with particular expertise in the construction, aerospace, marine and energy industries.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. The offering of these securities is made only by means of a prospectus, copies of which may be obtained from Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 5th Floor, Brooklyn, NY 11220 (telephone: 718-765-6732).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WILLIS GROUP HOLDINGS LIMITED

                                       By:    /s/ Mary E. Caiazzo
                                           ------------------------------------
                                           Mary E. Caiazzo
                                           Assistant General Counsel

Date:  June 22, 2001